FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated April 3, 2013

TRANSLATION

Autonomous City of Buenos Aires, April 3, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.:	General Ordinary and Extraordinary Shareholders' Meeting of YPF S.A.
to be held on April 30, 2013

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 74 of the Buenos Aires Stock Exchange Regulations.

In that connection, we enclose the call notice to be published in the daily Gazette of the Buenos Aires Stock Exchange.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

TRANSLATION

YPF SOCIEDAD ANÓNIMA
CALL NOTICE

The Shareholders are hereby called to a General Ordinary and Extraordinary Shareholders' Meeting to be held on April 30, 2013, at 11:00 a.m., at the Company's offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, to consider the following:

AGENDA:

1.	Appointment of two Shareholders to sign the minutes of the Meeting.

2.
Consideration of the Board of Directors' resolution regarding the creation of a long-term plan of compensation in shares for employees, through the acquisition of shares held by the Company in accordance with Section 64 et seq. of Law No. 26,831. Exemption from the preemptive offer of shares to shareholders pursuant to Section 67 of Law No. 26,831.

3.
Consideration of the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee and Independent Auditor, corresponding to the Fiscal Year No. 36 begun on January 1, 2012 and ended on December 31, 2012.

4.	Use of profits accumulated as of December 31, 2012. Constitution of reserves. Declaration of dividends.

5.	Remuneration of the Independent Auditor for the fiscal year ended on December 31, 2012.

6.	Appointment of the Independent Auditor who shall report on the annual accounting documentation as of December 31, 2013 and determination of its remuneration.

7.
Consideration of an increase in the amount of the Company's Global Medium-Term Negotiable Obligations Program, which was approved by the National Securities Commission (Comisión Nacional de Valores) through Resolution No. 16,954, dated September 13, 2012, in the amount of US$2,000,000,000, to reach an aggregate maximum nominal amount at any time outstanding under the Program of US$5,000,000,000.

8.	Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended on December 31, 2012.

9.	Remuneration of the Board of Directors for the fiscal year ended on December 31, 2012.

10.	Remuneration of the Supervisory Committee for the fiscal year ended on December 31, 2012.

11.	Determination of the number of regular and alternate members of the Supervisory Committee.

12.	Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.

TRANSLATION

13.	Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.

14.	Determination of the number of regular and alternate members of the Board of Directors.

15.	Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.

16.	Appointment of the regular and alternate Directors for Class D shares and determination of their tenure.

17.	Determination of the remuneration to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year begun on January 1, 2013.

18.
Consideration of the Company's report in relation with the perception of remunerations in excess by the members of the Board of Directors as resolved in the General Ordinary Shareholders' meeting held on July 17, 2012, and determination of the course of action.

NOTES: 1) The Shareholders are reminded that the Register of Book-entry Shares of the Company is kept by Caja de Valores S.A., with domicile at 25 de mayo 362, Autonomous City of Buenos Aires. Therefore, under Section 238 of Law No. 19,550, in order to attend the meeting they must obtain a certificate of the account of book-entry shares issued to that end by Caja de Valores S.A., and submit the certificate for registration in the Register of Attendance to Meetings, at the corporate offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., until April 24, 2013 inclusive. The Company will provide the shareholders with the receipts that will enable them to attend the Meeting.

2) The shareholders who are entities organized abroad are reminded that, under Resolution 7/2005 of the Superintendency of Corporations (Inspección General de Justicia), in order to attend the Meeting they must comply with Section 123 of Law No. 19,550. Likewise, under Resolution No. 465/04 of the National Securities Commission (Comisión Nacional de Valores), at the time of providing notice of the attendance and of the actual attendance, they must demonstrate, with respect to the holders of shares and their representatives, respectively, the following information: name, surname and identity document; or corporate name and incorporation information, as the case may be, and the other information specified in such regulation.

3) In order to consider the Agenda, the Shareholders of all classes of shares shall exercise their voting rights jointly, except with respect to items 12, 13, 15 and 16.

4) With respect to item 2 of the Agenda, the Shareholders' meeting will be conducted as an Extraordinary meeting.

5) The Shareholders are required to attend at the location designated for the General Shareholders' Meeting at least 15 minutes prior to the time indicated above, in order to facilitate accreditation and registration of attendance. No accreditations will be accepted outside the stated time.

The Board of Directors.

TRANSLATION

Miguel Matías Galuccio, President of YPF S.A., appointed as Director pursuant to the General Ordinary and Special Class A and Class D Shareholders' Meeting Minutes No. 36, and President pursuant to the Board of Directors Minutes No. 324, both dated June 4, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 3, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer